investor

03 FEB 26 AM 7:21

03007085

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

February 18, 2003

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

Gunilla Swardh
Compliance Officer

Enclosures

Investor AB
A Public Company
Registration No. 556013-8298
SE-103 32 Stockholm Sweden
Visiting address
Arsenalsgatan 8c
Tel +46 8 614 20 00
Fax +46 8 614 21 50
www.investorab.com

investor

82-34698

Press Release

Stockholm, February 14, 2003

Employee stock option program for 2003

The Board of Directors of Investor AB has decided on the company's employee stock option program for 2003. The program, which covers all employees, is based on the same structure as the employee stock option programs that have existed for all personnel since 2000 (see Investor's Annual Report for 2001). Investor strives to offer compensation in line with market conditions that makes it possible to recruit senior executives and other employees and keep them in the company. Employee compensation is adapted to Investor's underlying operations and normally consists of fixed salary, variable salary, variable long-term incentive programs (including the employee stock option program) and a pension (which for senior executives consists mainly of a defined-contribution pension plan).

The strike price for the 2003 employee stock option program has been set at SEK 52.50 per share, corresponding to the closing price of the Investor share on the first trading day after the release of Investor's Year-end Report for 2002 plus 10 percent. The program comprises 3.7 million options (corresponding to as many underlying shares). The term is seven years, during which the options will gradually become available over a three-year period. The theoretical value of an option is SEK 8.21 and the theoretical value of the entire program is SEK 30 million.

Exposure to increases in the share price, including any social security fees, is hedged by means of hedge contracts from earlier. The annual cost of these contracts amounts to an interest expense based on the value of the underlying shares, less the dividend on the underlying shares. No new shares will be issued as a result of the employee stock option program. The theoretical dilution for the 2003 employee stock option program amounts to 0.48 percent. The total theoretical dilution for all outstanding employee stock option programs amounts to 1.3 percent.

For further information:

Lars Wedenborn, Executive Vice President and CFO, +46 8 614 2141, +46 70 624 2141
Fredrik Hillelson, Managing Director, Human Resources, +46 8 614 2195, +46 70 624 2195
Fredrik Lindgren, Vice President, Corporate Communications, +46 8 614 2031, +46 70 624 2031

Our press releases can be accessed at www.investorab.com on the Internet.

Investor AB is Sweden's largest listed industrial holding company. The company's business concept is to create shareholder value through long-term committed ownership and investment activities. Investor is a leading shareholder in a number of public multinational companies, including AstraZeneca, Ericsson and SEB. Investor also conducts venture capital activities in North America, Europe and Asia.

82-34698

investor

Year-End Report 2002

Investor's net asset value on December 31, 2002 amounted to SEK 62,869 m. (SEK 82 per share), compared with SEK 118,284 m. on December 31, 2001 (SEK 154 per share). In the fourth quarter, Investor's net asset value increased SEK 5,955 m.

The value of Investor's total assets amounted to SEK 79,103 m. on December 31, 2002, as against SEK 129,366 m. at year-end 2001. Net debt amounted to SEK 16,234 m. on December 31, 2002 (11,082 at year-end 2001), corresponding to 21 percent of total assets.

The value of Investor's Core Holdings declined SEK 48,968 m. during the year, of which Ericsson and AstraZeneca accounted for a substantial part, SEK 18,730 m. and SEK 16,221 m., respectively. In the fourth quarter, the value of Core Holdings increased SEK 7,323 m.

Investor increased its holding in ABB through the purchase of shares for SEK 1,122 m., and shares were sold in AstraZeneca for SEK 2,995 m., in the fourth quarter. Earlier in the year Investor increased its holdings in Ericsson, Electrolux, SEB and WM-data.

The value of New Investments decreased SEK 2,071 m. during the year, of which SEK 950 m. in the fourth quarter.

The holding in Syngenta was sold in its entirety during the year. Most of Investor's remaining holding in Volvo was also sold.

Income of the Investor Group after tax amounted to SEK 1,610 m. in 2002, compared with SEK 8,156 m. last year.

The total return on Investor shares was -52 percent in 2002, compared with -15 percent last year. In the fourth quarter, the total return was 15 percent (14).

The proposed ordinary dividend to shareholders is SEK 2.25 per share (3.00). An extraordinary dividend of SEK 1.15 per share (2.50) is also proposed.

Investor's key figures

	12/31 2002	12/31 2001
Assets, SEK bn.	79	129
Net debt, SEK bn.	-16	-11
Net asset value, SEK bn.	63	118
Net asset value per share, SEK	82	154

Development during the year/quarter	2002	2001	October-December 2002	October-December 2001
Change in net asset value, SEK bn.	-55	-26	6	16
Change in net asset value, percent	-47	-18	10	16
Income after tax, SEK bn.	2	8	2	0
Total return, percent	-52	-15	15	14

The year-end report can also be accessed on the Internet at www.investorab.com

Investor AB is Sweden's largest listed industrial holding company. The company's business concept is to create shareholder value through long-term committed ownership and active investment activities. Investor is a leading shareholder in a number of public multinational companies, including AstraZeneca, Ericsson and SEB. Investor also conducts private equity activities in North America, Europe and Asia.

President's comments

An active year in a historically weak market

The year 2002 will go down in Swedish history as one of the worst ever for the Stockholm Stock Exchange (-37 percent) and the third consecutive year of market decline. Only 1931, during the Great Depression, was a poorer market year. In 2002, the global economy also weakened and confidence in financial markets dropped. At the time these comments were written, strong stimulus packages in the area of monetary policy, as well as fiscal policy measures the world over, have not yet had the intended positive impact on economic activity. Economic uncertainty was heightened by continuing international geopolitical tensions and rising oil prices.

Against the background of a turbulent 2002, we believe it is important to restate Investor's ownership philosophy, which has been shaped by committed and responsible ownership that puts each company and its specific needs at the center. Important tasks for Investor, as an owner, include contributing to the composition of boards and management teams, formulating strategic and operational objectives, participating in major structural transactions, and other business issues such as capital structure and dividend policy. Efforts to increase corporate transparency, enhance professional competence and increase the diversity of boards, continue to be priority issues for Investor as an owner. During the year we had reasons to be self-critical when reviewing our ownership role in certain situations and companies. However, we remain convinced that committed and long-term work on the boards of our holdings, supported by the experience and competence present in Investor's network, provide sound support for our large and small holdings to develop profitably.

We can look back on a year of high business activity. During 2002, we increased our ownership in five of our core holdings: ABB, Ericsson, Electrolux, SEB and WM-data. Investor Growth Capital closed on ten new investments, made a number of follow-on investments and divestments, and also listed Kyphon on the Nasdaq exchange. Investor Capital Partners made two new investments and sold the holding in imGO. EQT acquired five companies and listed Ballingslöv on the Stockholm Stock Exchange. Capital and business activities in Hi3G continued at an increasing pace. The entire holding in Syngenta was sold, as well as a large part of the holding in Volvo, which increased our focus on strategic holdings. We also maintained sufficient financial flexibility during the year. Personnel cutbacks were necessary and we reduced costs approximately 15 percent. For Investor, 2002 was a weak year on the whole. The fact that the fourth quarter developed strongly provided some consolation, however.

AstraZeneca has entered an interesting phase with the launch of a number of new drugs and several that are showing promising results in the development stage. At the same time as the formulation patent for Prilosec® was defended in a U.S. court, one of the generic drugmakers (KUDCo) was considered not to have infringed the patent and started sales of a Prilosec generic last December. This development was balanced, however, by strong performance for Nexium, Prilosec's successor, and for a number of other pharmaceuticals. In November, the stake in AstraZeneca, which was 5.4 percent at the beginning of the year, was reduced to 5.0 percent in order to strengthen Investor's financial flexibility. Our long-term view of AstraZeneca remains very positive.

During the year Ericsson's management put major efforts into its ongoing cost-savings program and carrying out its new rights issue. The company's successful completion of the SEK 30 billion issue, in the tough financial climate that prevailed in 2002, was a sign of strength. Investor participated actively in this work and is confident about Ericsson in view of the company's stronger finances, lower costs and continuing strong position in the mobile systems market. One significant factor for Ericsson's performance in 2003 will be the availability of financing for telecom operators and, consequently, their scope of investment. The SonyEricsson joint venture has started to gain momentum and we are confident about the company's future, not least because of Sony's leading position in consumer electronics. In 2002, Investor increased its holding in Ericsson to 5.3 percent of the capital and 38.3 percent of the votes.

In 2002, ABB concentrated on its power and automation businesses and will continue this focus in 2003. ABB also put a major effort into resolving the asbestos claims in the U.S. and seems to be approaching a solution after the agreement that was reached in January 2003. With more sharply focused operations, lower costs and a strengthened financial position, ABB has the prerequisites to develop positively, even if its road to recovery may seem long. Against this background, Investor participated in ABB's convertible bond issue and increased its stake in ABB during the autumn to 10 percent of the capital and votes.

In summary, it can be noted that Investor's core holdings as a whole, in a difficult market, have dealt with costs and profitability, and have also managed other company-specific business issues well. Among the positive news concerning our core holdings is SEB's recently upgraded credit rating.

In the venture capital market, the availability of capital declined further and valuations continued to fall. Exit opportunities, such as IPOs and industrial sales, are still limited. The New Investments business continued to be characterized by a selective attitude towards new investments, as well as by hard work to develop existing holdings. More than ten new investments were made, as well as a number of follow-on investments in companies with continuing strong profit potential. During the year two companies were also listed and several were divested. A number of companies performed well and are approaching the stage when an IPO might be considered. Additional investments will be made, but it is also important to exit from companies whose profitability potential is judged to be inadequate. Investor continued to apply conservative valuation principles, which resulted in additional write-downs.

Hi3G continued to develop its service offerings and build out its operations and UMTS network at the fastest possible pace. This was accomplished within the investment framework announced earlier. The year 2003 will be exciting for Hi3G as services are gradually rolled out. The company's organization, with a staff of 590 people, is firmly committed to capturing its share of the Swedish and Danish 3G market in the long term. Orange, a competitor to Hi3G, announced in the fourth quarter that it intends to withdraw from the Swedish market. Orange's withdrawal impacts the joint venture company for network infrastructure, 3GIS (of which Vodafone is also a partner), and it will change the competitive climate in the Swedish 3G market. In the beginning of 2003, an agreement was reached to establish a credit facility for Investor's share of Hi3G's financing.

In conclusion, it can be stated that Investor will continue to strengthen its positions in core holdings that we believe have a strong future. We also intend to participate in the development of new companies for the future. We will surely exit from some of these investments over time, after we have secured a satisfactory return, while we will remain involved with others for longer periods. Going forward, we must also focus on developing the organization and expand and strengthen Investor's network. Our staff and network are mainstays of the process to sustain and strengthen Investor's investment activities and commitment as an owner. It seems reasonable to anticipate continued political and economic uncertainty during 2003. It is important to maintain sufficient resources for a future that is difficult to assess, even with our fundamentally positive longer-term view.

M. Wallenberg

Marcus Wallenberg

Change in net asset value

On December 31, 2002, Investor's net asset value amounted to SEK 62,869 m. (118,284), corresponding to SEK 82 per share (154).

Investor's net asset value

	12/31 2002		12/31 2001	
	SEK/share	SEK m.	SEK/share	SEK m.
Core Holdings	83	63 304	144	110 518
New Investments	16	12 860	16	12 410
Other Holdings	4	2 936	7	4 893
Other Operations	2	1 480	3	2 063
Other assets and liabilities	-2	-1 477	-1	-518
Total assets	**103**	**79 103**	**169**	**129 366**
Net debt	-21	-16 234	-15	-11 082
Total net asset value	**82**	**62 869**	**154**	**118 284**

During the year Investor's net asset value decreased SEK 55,415 m. (-26,149) or -47 percent (-18). In the fourth quarter, the net asset value increased SEK 5,955 m. (16,266), or 10 percent (16).



Change in net asset value
SEK bn.
SEK/share
200
150
100
50
0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Net asset value (left-hand scale)
Net asset value/share (right-hand scale)

For more information: nav.investorab.com

During the year Core Holdings changed the net asset value by SEK -47,379 m. (-19,907), New Investments by SEK -2,304 m. (-2,733), Other Holdings by SEK -238 m. (810) and Other Operations by SEK 371 m. (1,153). The corresponding figures for the fourth quarter were SEK 7,306 m., -1,033 m., 117 m. and 12 m. In addition, the net asset value was impacted by groupwide items totaling SEK -5,865 m. (-5,472), of which the dividend payment represented SEK -4,219 m. (-4,218).

See Appendix 1, page 15, for a detailed presentation of each business segment's effect on the change in net asset value.

Investor shares

The total return[1] on Investor shares was -52 percent during the year (-15). The total return was 15 percent in the fourth quarter (14).

The annual average total return on Investor shares has been 15 percent during the past 20-year period.



Average total return, percent
20
10
0
-10
-20
-30
-40
-50
-60
1 year
5 years
10 years
20 years

Annual average total return (share price performance including reinvested dividends) for Investor shares on December 31, 2002.
Source: SIX AB

The discount to net asset value was 37 percent on December 31, 2002, compared with 26 percent at year-end 2001.

For more information: share.investorab.com

1) Total return is the sum of share price changes and reinvested dividends.

Total assets by sector and business segment on December 31, 2002



Healthcare (41%)
Technology (20%)
Engineering (20%)
Financial Services (14%)
Other (5%)

SEK m.	Healthcare	Technology	Engineering	Financial Services	Other	Total
[illegible]	29 849	8 449	14 283	10 723	-	**63 304**
New Investments, listed	730	386	57	-	-	**1 173**
New Investments, unlisted	1 622	5 749	1 002	59	3 255	**11 687**
Other	-	1 421	583	-	935	**2 939**
Total	**32 201**	**16 005**	**15 925**	**10 782**	**4 190**	**79 103**

Core Holdings

In 2002, a total of SEK 4,749 m. (15,095) was invested in shares in core holdings, of which SEK 1,122 m. was in the fourth quarter. Shares were sold during the year, in the fourth quarter, for a total of SEK 2,995 m. (13,556).

In the fourth quarter, 62,316,851 shares were purchased in ABB for SEK 1,122 m. and 8,420,000 shares were sold in AstraZeneca for SEK 2,995 m.

In Ericsson's new rights issue, Investor subscribed for and was allocated 441,568,236 shares, of which 410,678,896 corresponded to its pro-rata allocation of subscription rights and 27,500,000 shares were based on acquired subscription rights. In addition, Investor was allocated 3,389,340 shares without the use of subscription rights. Shares were thus purchased in Ericsson for a total of SEK 1,773 m. In the third quarter, 50,000 A-shares in Electrolux were also purchased for SEK 9 m.

Purchases during the second quarter comprised 28,000,000 B-shares in Ericsson for SEK 599 m. In 2002, shares in Ericsson were purchased for a total of SEK 2,372 m. In the second quarter, 4,050,000 A-shares in SEB were acquired for SEK 384 m. In the second quarter, Investor also participated in ABB's convertible bond issue in an amount totaling approximately SEK 530 m.

In the first quarter 15,000,000 A-shares were acquired in WM-data for SEK 308 m. and 250,000 A-shares in SEB for SEK 26 m.

The value of Investor's core holdings changed by SEK -48,968 m. during the year (-22,065), of which SEK +7,323 m. in the fourth quarter (+15,553).

Development of Core Holdings

SEK m.	2002	2001
Realized results	2 530	7 008
Write-downs	-	-
Change in surplus value, etc.	-51 498	-29 073
Change in value	**-48 968**	**-22 065**
Dividends	1 741	2 351
Operating costs	-152	-193
Effect on net asset value	**-47 379**	**-19 907**

The value of all core holdings developed negatively during the year. Ericsson and AstraZeneca accounted for SEK -18,730 m. and SEK -16,221 m., respectively, of the downturn.


Change in value, Core Holdings
January 1, 2002 - December 31, 2002
-75 Saab AB
-255 Electrolux
-419 Scania
-1 167 Gambro
-1 229 WM-data
-1 383 OM
-2 029 Atlas Copco
-3 212 SEB
-4 248 ABB
-16 221 AstraZeneca
-18 730 Ericsson
-18 000
-13 000
-8 000
-3 000
2 000
SEK m.

In the fourth quarter, the value of core holdings increased SEK 7,323 m.


Value trend, Core Holdings
October 1, 2002 - December 31, 2002
AstraZeneca 3 272
Ericsson 2 753
Gambro 796
Scania 585
Atlas Copco 487
Saab AB 152
OM 136
ABB 71
WM-data 49
-72 Electrolux
-908 SEB
-4 000
-2 000
0
2 000
4 000
6 000
8 000
SEK m.

During the year SEK 1,741 m. in dividends were received from the core holdings, compared with SEK 2,351 m. in 2001. The decline was partly the consequence of changes in the composition of the portfolio, and partly the effect of lower dividends, or no dividends, from a few portfolio companies.

For more information: ch.investorab.com

Core Holdings on December 31, 2002

	Number of shares[1] 12/31 2002	Market value SEK/share 12/31 2002	Market value SEK m. 12/31 2002	Share price performance 2002[2] (%)	Share of core holdings (%)	Share of capital[3] (%)	Share of voting rights[3] (%)	Market value SEK/share 12/31 2001	Market value SEK m. 12/31 2001
Healthcare									
AstraZeneca	86 665 810	35	26 520	-36	42	5	5	60	45 736
Gambro	68 638 225	4	3 329	-27	5	20	26	6	4 496
		39	**29 849**		**47**			**66**	**50 232**
Technology									
Ericsson	852 247 132	8	5 840	-85	9	5	38	29	22 198
Saab AB	21 611 925	3	2 075	-4	3	20	36	3	2 150
WM-data	70 302 500	1	534	-71	1	18	31	2	1 455
		12	**8 449**		**13**			**34**	**25 803**
Engineering									
Atlas Copco	31 454 971	7	5 347	-28	9	15	21	10	7 376
ABB[4]	120 067 731	4	3 235	-75	5	10	10	7	5 833
Scania	18 170 073	4	3 020	-12	5	9	15	4	3 439
Electrolux	19 663 190	3	2 681	-12	4	6	24	4	2 927
		18	**14 283**		**23**			**25**	**19 575**
Financial Services									
SEB	139 672 295	13	10 126	-24	16	20	21	17	12 928
OM	14 350 507	1	597	-70	1	17	17	2	1 980
		14	**10 723**		**17**			**19**	**14 908**
Total		**83**	**63 304**		**100**			**144**	**110 518**

[1] Holdings, including any shares on loan.
[2] Most heavily traded class of share.
[3] After full dilution.
[4] Market value includes holding in ABB's convertible bonds.

New Investments

A total of SEK 4,364 m. was invested in 2002 (6,893), of which SEK 909 m. was in the fourth quarter (2,868). Holdings were sold for a total of SEK 1,926 m. (3,820), of which SEK 263 m. was in the fourth quarter (2,796). Divestments during the year generated capital gains of SEK 228 m. (447), of which SEK 95 m. was in the fourth quarter (373).

The value of New Investments decreased SEK 2,071 m. during the year (-2,474), of which SEK -950 m. was in the fourth quarter (+686).

Development of New Investments

SEK m.	2002	2001
Realized results	228	447
Write-downs	-1 674	-2 802
Change in surplus value, etc.	-625	-119
Change in value	**-2 071**	**-2 474**
Dividends	69	77
Operating costs	-302	-336
Effect on net asset value	**-2 304**	**-2 733**

Investor took write-downs in 2002 amounting to SEK -1,674 m. (-2,802), of which SEK -796 m. was in the fourth quarter (+123). As before, every decision concerning a write-down is based on a quarterly review of each holding. See "Valuation principles for New Investments" on page 11.


Number of New Investments, by size
No.
80
70
60
50
40
30
20
10
0
1-10
11-50
51-100
101-500
501-
Market value, SEK m.

New Investments – 10 largest listed companies[1]

Company	Sector	Ownership (%)	Share price performance 2002 (%)	Market value[2] (SEK m.) 12/31 2002	Market value[2] (SEK m.) 12/31 2001
Axcan	HC	6.9	-18.0	273	388
Kyphon	HC	11.6	-43.1[3]	241	182
ASM Pacific	IT	4.3	0.0	229	282
Intuitive Surgical	HC	6.9	-38.6	123	242
ISTA Pharma	HC	25.7	-17.1[4]	76	-
Amkor	IT	1.1	-70.2	68	152
Lycos Europe	IT	4.9	-50.0	47	82
Perlos	IT	1.4	-48.4	35	77
United Pacific	IT	13.4	-43.9	24	50
Nilörn	OTH	18.3	6.7	23	21
Other, listed		-	-	34	721
Total, listed		-	-	**1 173**	**2 197**
Unlisted		-	-	11 687	10 213
Total, New Investments				**12 860**	**12 410**

[1] Purchases and sales were made in certain holdings during the year.
[2] After a discount of 10 or 20 percent, depending on the liquidity of the company's shares. Market value includes any exchange rate effects.
[3] Refers to share price development since the listing on May 17, 2002.
[4] Refers to share price development since the acquisition of the holding on November 19, 2002.

During the period January 1, 1998 to December 31, 2002, the New Investments business reduced Investor's net asset value by SEK 338 m. The return on realized investments met the return requirement of 20 percent during this period.

Investor Growth Capital

The year 2002, as in 2001, was weak for venture capital markets.

The availability of capital declined further and valuations continued to fall. Exit opportunities, such as IPOs and industrial sales, are still limited. Last year's dollar volume and number of venture capital transactions continued to return to the level that prevailed before 1998-2000. During the year Investor Growth Capital continued to be highly selective about making new investments.

In the fourth quarter, Investor Growth Capital made three new investments in Åmic, Epigenesis and Wavics. Åmic, based in Sweden, develops and manufactures microstructures in plastic materials for the biotech and telecom industries. Epigenesis, based in the U.S., has developed products that are in the clinical testing phase for the treatment of asthma and other respiratory ailments. Wavics, with operations primarily in Korea, is a fabless semiconductor company providing advanced power amplifier modules for the mobile wireless handset market. During the year, investments were also made in Atrica, Cameron Health, CHF Solutions, Cellectricon, Exigen, Mahi Networks and ISTA Pharmaceuticals.

In addition to these new investments, follow-on investments were made in the fourth quarter in Amkor, Endovasix, NESS Display, Optillion, White Rock Networks and Songbird Hearing, among others. Earlier in the year follow-on investments were also made in Aplion Networks, B2, Melacure and Personal Chemistry, among others.

Market value of New Investments on December 31, 2002

	12/31 2002 SEK/share	12/31 2002 SEK m.	12/31 2001 SEK/share	12/31 2001 SEK m.
Investor Growth Capital [1]	10	7 942	10	8 121
EQT	5	4 465	4	2 932
Investor Capital Partners – Asia Fund[1]	1	453	2	1 357
Total	**16**	**12 860**	**16**	**12 410**



3%
35%
62%
Investor Growth Capital
EQT
Investor Capital Partners

[1] As of the Interim Report January-September 2002, direct investments of the Investor Group in Asia are reported under Investor Growth Capital.

New Investments' effect on the change in net asset value, 1998 – 2002

SEK m.	1998	1999	2000	2001	2002	Total 1998 - 2002
Realized results (incl. dividends)	709	2 399	3 004	524	297	**6 933**
Write-downs, net	-344	14	-1 228	-2 802	-1 674	**-6 034**
Operating costs	-210	-249	-325	-336	-302	**-1 422**
Result	**155**	**2 164**	**1 451**	**-2 614**	**-1 679**	**-523**
Change in surplus value	1 162	722	-955	-119	-625	**185**
Effect on net asset value	**1 317**	**2 886**	**496**	**-2 733**	**-2 304**	**-338**

Investor Growth Capital – new investments in 2002

Company	Sector	Business
Atrica	IT	Optical Ethernet solutions for metropolitan core networks
Cameron Health	HC	Implantable electronic devices to treat cardiac disease
CHF Solutions	HC	Products reducing excess fluids in the body that result from congestive heart failure
Cellectricon	HC	Advanced chip-based technologies for the discovery of drugs
Epigenesis	HC	Products in the clinical testing phase to treat asthma and other respiratory ailments
Exigen	IT	Business process solutions for global enterprises
Mahi Networks	IT	Intelligent optical networking solutions for metropolitan core networks
ISTA Pharmaceuticals	HC	Proprietary products to treat serious diseases and conditions of the eye
Wavics	IT	Power amplifier modules for the mobile wireless handset market
Åmic	HC	Microstructures in plastic materials for the biotech and telecom industries

In the fourth quarter, Investor sold part of its holding in Esperion Therapeutics and its entire holding in Medtronic. In the fourth quarter, Mobilia Gymnasiet was sold to Kunskapsskolan and Guru was sold to Unicru. Earlier in the year Investor divested its entire holding in Lerado and remaining position in Sylvan Learning Systems, among others. A few fund-related holdings were also divested during 2002. Kyphon was listed on the Nasdaq exchange in the second quarter.

b-business partners, which handles new European IT investments on behalf of Investor Growth Capital, made three new investments, four follow-on investments and three divestments during 2002. b-business partners has capital commitments totaling EUR 728 m., of which Investor's commitment amounts to EUR 563 m. To date, Investor has provided EUR 207 m. in capital to b-business partners, which has so far made investments totaling EUR 91 m.

For more information: igc.investorab.com

EQT

In the fourth quarter, EQT Finland acquired the Bewator security company, one of the leading European suppliers of products and systems for access control. EQT owns 70 percent of the new group and the former majority owners have retained the remaining 30 percent.

In the third quarter, EQT Northern Europe purchased Haarmann & Reimer from Bayer. EQT also acquired Dragoco, a competitor to Haarmann & Reimer. The two are being merged into a new company, under a new name.

In the second quarter, EQT Northern Europe acquired the Finnish technology companies VTI Hamlin and Finn-Power.

In the second quarter the kitchen-furniture manufacturer Ballingslöv was listed on the Stockholm Stock Exchange.

For more information: www.eqt.se

Investor Capital Partners – Asia Fund

In the fourth quarter, Investor Capital Partners – Asia Fund made a new investment in Cosmetic Group, a leading pan-Asian company that operates 100 centers in ten countries for weight reduction, hair care, skin care and body hair removal.

During the second quarter the holding in imGO was sold for about SEK 820 m. The transaction generated a capital gain of approximately SEK 70 m.

In the first quarter, Investor Capital Partners – Asia Fund made an investment and became the major shareholder in a leading contract manufacturer of vacuum cleaners in East China.

For more information: icp.investorab.com

EQT's funds on December 31, 2002

SEK m.	Total capital commitment	Investor's share of capital commitment	Investor's share of invested capital[1]	Market value of Investor's remaining holdings	Major holdings
Scandinavia I	3 260	470	411	216	Duni (40%), FlexLink, Stenqvist, TAC (62%)
Scandinavia II[2]	6 193	928	784	762	Dahl, Thule, HemoCue, Findus, Salcomp,TAC (38%)
Denmark	1 255	221	143	112	Contex, Nordic Info Group, Nederman
Finland	1 265	321	92	72	ADR Haanpää, Bewator
Northern Europe	18 339	5 823	3 695	3 303	Dometic, Duni (60%), Plantasjen, Leybold Optics, Haarmann & Reimer Dragoco, Finn-Power, VTI Hamlin
Total[3]	**30 312**	**7 763**	**5 125**	**4 465**	

[1] Also includes capital invested in holdings that have already been sold.
[2] The commitment includes SEK 457 m. in funds added in 2001.
[3] The following rates were used to translate to SEK: DKK=1.2344 (EQT Denmark) EUR= 9.1695 (EQT Finland & EQT Northern Europe).

Investor Growth Capital *is wholly owned by Investor and focuses on direct investments in high-growth companies in an expansion phase. The focus is on European, U.S. and Asian companies in the information technology and healthcare sectors. Investor Growth Capital has offices in Stockholm, New York, Palo Alto, Hong Kong and Amsterdam. Investor Growth Capital has committed capital totaling USD 1.8 bn. Investments in European technology companies are concentrated within b-business partners.*

EQT *takes control positions in medium-sized companies that are normally unlisted and have high return potential through various forms of restructuring. EQT is operated in the form of a number of LBO[*] funds with capital from Investor and external investors. Investor is the principal owner of the investment adviser EQT Partners AB. EQT's funds have total commitments of approximately SEK 30 bn., of which Investor's commitments total about SEK 8 bn.*

Investor Capital Partners – Asia Fund *is a private equity fund with a focus on buyouts in Asia, excluding Japan. The investment adviser is Investor's wholly owned subsidiary Investor Asia Limited. Investor Capital Partners – Asia Fund has committed capital totaling USD 322 m., of which Investor's commitments total USD 200 m. Investor's remaining capital commitment in the Asia Fund totals USD 100 m.*

[*] Leveraged buyout

Other Holdings

A total of SEK 1,690 m. was invested during the year (697). Holdings were sold in 2002 for SEK 3,273 m. (5,869). Investor's Other Holdings affected the change in value by SEK -379 m. during the year (+649), of which SEK 119 m. in the fourth quarter (812).

Other Holdings

	12/31 2002 SEK/share	12/31 2002 SEK m.	12/31 2001 SEK/share	12/31 2001 SEK m.
Hi3G	2	1 421	1	358
Volvo	0	157	3	2 460
Syngenta	-	-	2	1 240
Other	2	1 358	1	835
Total, Other Holdings	**4**	**2 936**	**7**	**4 893**

Hi3G

Hi3G, which will market its services under the name "3", is working intensively on building out its UMTS network and on defining and developing its customer offerings. In Sweden, it is estimated that the first services will be launched on a small scale during the first half of 2003. On a step-by-step basis, offerings for customers will be broadened in terms of services, functionality and geographic coverage. Services for both enterprises and consumers will include high-quality mobile voice and person-to-person video communications, multimedia messaging, including text, picture and video messaging, e-mail, e-banking and video-based news and entertainment.

Orange announced in the fourth quarter that it intends to withdraw from the Swedish market. Orange's withdrawal affects the joint venture company for network infrastructure, 3GIS (of which Vodafone is also a partner), and future competition in the market.

As reported earlier, the estimated peak financing need amounts to approximately USD 2.3 bn. for Hi3G's businesses in Sweden and Denmark, of which Investor has committed itself to ensure that 40 percent is financed in accordance with its ownership stake.

The owners and the company are continuously reviewing the business to further improve cost efficiency. Investor currently estimates that its capital contribution to Hi3G, in the form of a shareholder's contribution, will total between SEK 4 bn. and SEK 5 bn., including the SEK 1,448 m. that has been provided to date.

In addition to the previously mentioned capital contribution of SEK 1,448 m., there is a loan to Hi3G in the amount of SEK 124 m. related to the UMTS license in Denmark. In the fourth quarter, Investor supplied SEK 460 m. in the form of a shareholder's contribution to the company. The remaining capital is expected to be provided to Hi3G over the next five-year period.

After the close of the year, Investor reached an agreement for a SEK 3 bn. bank facility for investor's share of Hi3G's loan financing. As reported earlier, the intention is to finance Hi3G over time with shareholders' equity and external project financing on an approximately 50-50 basis.

For more information: www.tre.se

Volvo

During the year 12,864,480 shares in Volvo were sold for SEK 2,016 m., of which 9,559,780 shares were sold for SEK 1,377 m. in the fourth quarter. Investor's remaining holding in Volvo totaled 1,155,240 A-shares on December 31, 2002.

Other

During the year SEK 600 m. was invested in RAM One, a newly started hedge fund. The item "Other" includes, among other investments, the holding in RAM One, the holding in Fiskars, and funds managed by Lancelot.

Other Operations

Other Operations

	12/31 2002		12/31 2001	
	SEK/share	SEK m.	SEK/share	SEK m.
The Grand Group	1	1 075	1	1 075
Land and real estate	1	350	1	350
Active portfolio management	0	26	1	599
Other	0	29	0	39
Total, Other Operations	**2**	**1 480**	**3**	**2 063**

Active portfolio management

Investor's active portfolio management activities generated income totaling SEK 349 m. in 2002 (955). The active portfolio management activities were reduced in scope during the year in connection with the previously announced restructuring of the unit.

The Grand Group

The result after net financial items for the Grand Group was SEK -14 m. in 2002 (+17). During the year SEK 47 m. was expensed for renovation work at the Grand Hôtel in Stockholm. The Group's capital structure was changed in 2001, which increased interest expenses by SEK 8 m. in 2002. Results were also affected by a generally weak economy.

For more information: www.grandhotel.se

Consolidated results

Income after financial items amounted to SEK 1,925 m. in 2002 (8,646). The amount includes realized results and write-downs in holdings totaling SEK 1,283 m. (7,178). Income after financial items totaled SEK 1,667 m. in the fourth quarter (515).

Operating costs declined during the year from SEK 740 m. to SEK 624 m. The decrease was attributable, among other things, to the effects of about 40 employees leaving the company in 2002.

Net income for the year (after tax) was SEK 1,610 m. (8,156). Net income for the year includes a capital gain of SEK 2,530 m. on the sale of shares in AstraZeneca.

For the tax assessment years 2001 and 2002, Investor AB was not granted permission to deduct all paid foreign taxes (tax on dividends) and was charged with tax totaling SEK 101 m. Investor appealed this taxation and was granted an extension of time for payment. Therefore, the tax charge has not yet been expensed.

A more detailed description of operations is provided as a table in Appendix 1 on page 15.

Consolidated net debt

Consolidated net debt at year-end was SEK 16,234 m., as against SEK 11,082 m. at year-end 2001. Investor's net debt thereby amounted to 21 percent of total assets, compared with 9 percent at year-end 2001.

In fiscal 2002, dividends totaling SEK 4,219 m. were paid to Investor's shareholders (4,218).

In the first quarter, Investor issued a bond loan amounting to EUR 500 m. The loan was raised primarily for refinancing purposes and has a maturity of ten years. The average term for Investor's debt portfolio was thereby extended from 3.6 years on December 31, 2001, to 4.0 years at year-end 2002.

On November 14, 2002, the rating agency Moody's announced that it had downgraded Investor from A2 till Baa1 (stable outlook). On October 3, 2002, Standard & Poor's Ratings Services announced that Investor's rating remained unchanged at AA- (stable outlook).


Consolidated net debt
SEK bn.
Percent
0
-5
-10
-15
-20
5
10
15
20
25
1998
1999
2000
2001
2002
Total net debt (left-hand scale)
Net debt/total assets (right-hand scale)

Share capital

Investor's share capital on December 31, 2002 amounted to SEK 4,795 m. (4,795 m. on December 31, 2001).

Structure of share capital

Class of share	Number of shares	Number of votes	% of capital	% of votes
A 1 vote	311 690 844	311 690 844	40.6	87.2
B 1/10 vote	455 484 186	45 548 418	59.4	12.8
Total	**767 175 030**	**357 239 262**	**100.0**	**100.0**

Parent Company Investor AB

Income after financial items was SEK 2,154 m. in 2002 (10,053). During the year net share sales amounted to SEK 2,392 m.

Proposed dividend

The Board of Directors and the President propose a dividend to shareholders of SEK 2.25 (3.00) per share for fiscal 2002. An extraordinary dividend of SEK 1.15 per share (2.50) is also proposed.

Investor's dividend policy is to distribute a large portion of the dividends it receives in the form of an ordinary dividend to shareholders. This dividend should develop steadily over time. In addition to the ordinary dividend, extraordinary dividends can be paid, depending on the current tax situation. During the year the standard income rate was reduced, which comprises the basis for taxing holding companies, from 2 percent to 1.5 percent of the market value of shareholdings at the beginning of the year.

In a report dated December 19, 2002 that is being circulated for review by the Swedish government's Council of Legislation, it is proposed, among other things, that taxation of capital gains on shares of businesses, owned by limited companies, should be discontinued and that the regulations should be changed for calculating the standard income rate of industrial holding companies. Among other things, Investor AB's standard income rate would be reduced considerably as a result. The proposed government bill will be submitted to the Swedish parliament in the spring of 2003. The new regulations for industrial holding companies might therefore be applied as of the 2004 fiscal year.

Repurchase of own shares

As in the past three years, the Board of Directors has decided to propose to the Annual General Meeting that it should extend the authorization of the board to decide on the repurchase of the company's shares. Under such mandate, the board would be given the opportunity until the next Annual General Meeting – provided they deem this appropriate – to decide on the repurchase of the company's shares. In accordance with current legislation, these repurchases can amount up to 10 percent of the total shares outstanding in Investor. Such purchases may be effected over the stock exchange or through offerings to shareholders. It is also proposed that the board's mandate include the possibility to transfer repurchased shares.

To date, Investor has not utilized the possibility to buy back its own shares.

Other

Annual General Meeting

The Annual General Meeting of Investor AB will be held at 3:00 p.m. on Wednesday, April 23, 2003, at Stockholmsmässan (Stockholm International Fairs), Älvsjö. Investor's audited Annual Report will be made available at the company's headquarters at Arsenalsgatan 8c in Stockholm as of April 9, 2003.

Accounting principles

When preparing this year-end report, the same accounting principles have been applied as those used in the preparation of the latest annual report. The year-end report has been prepared in accordance with Recommendation 20 of the Swedish Financial Accounting Standards Council. It should be noted, however, that the net asset value per share is stated instead of income per share, since it reflects the development of Investor as an industrial holding company in a more relevant way.

Holdings in associated companies are reported in accordance with the acquisition value method. The consolidated accounts in accordance with the equity method (income statement, balance sheet and specification of equity) will be made available on Investor's website as of February 28, 2003.

As noted in the latest Annual Report, Investor hedges its seven-year employee stock option programs only against increases in the company's share price. The decrease in Investor's share price below the average hedge price is reported on an ongoing basis as an adjustment item under shareholders' equity. To the extent that Investor's share price is lower than the hedge price, any possible negative effects on cash flow would not arise until after the seven-year term of the option programs.

Valuation principles for New Investments

The valuation of listed holdings is based on the share price of each company on the last business day of the reporting period, less 10 or 20 percent, depending on the liquidity of the company's shares and any limitations to the disposal rights to the company's shares.

For unlisted holdings, Investor uses a valuation method in which the holdings are valued at acquisition cost, less any write-downs. The valuation, and if relevant, any need for write-downs, is determined quarterly on the basis of the market's development and the performance of each company in relation to its plan and budget.

Unlisted holdings in funds are valued on the basis of the underlying value of their holdings at the lower of acquisition cost and fund manager's valuation. Listed holdings are valued as described above. For funds in which Investor has a holding of less than 10 percent, or is inactive in the fund's activities, the main rule is that Investor uses the valuation that the fund manager makes of all holdings in the fund. However, the fund is never valued higher than Investor's acquisition cost. If Investor's evaluation is that the fund manager's valuation has not given sufficient consideration to factors that can negatively affect the holdings, the value may be written down.

Financial calendar 2003

April 23	Annual General Meeting
April 23	Interim Report, January-March
July 10	Interim Report, January-June
October 13	Interim Report, January-September

Stockholm, January 24, 2003

M. Wallenberg

Marcus Wallenberg

President and Chief Executive Officer

For information:

Lars Wedenborn, Chief Financial Officer:
+46 8 614 2141, +46 70 624 2141
lars.wedenborn@investorab.com

Fredrik Lindgren, Vice President, Corporate Communications: +46 8 614 2031, +46 70 624 2031
fredrik.lindgren@investorab.com

Investor Relations Group, +46 8 614 2800
ir@investorab.com

This year-end report has not been subject to specific review by the Company's auditors.

INVESTOR GROUP

CONSOLIDATED INCOME STATEMENT

Acquisition value method

SEK m.	2002 1/1-12/31	2001 1/1-12/31	2002 10/1-12/31	2001 10/1-12/31
Dividends	1 741	2 351	26	-
Capital gains, net	2 530	7 008	2 530	-
Operating costs	-152	-193	-43	-47
Net income - Core Holdings	**4 119**	**9 166**	**2 513**	**-47**
Dividends	218	246	5	3
Capital gains, net	-1 552	-672	-484	1 203
Operating costs	-310	-344	-90	-105
Net income - New Investments and Other Holdings	**-1 644**	**-770**	**-569**	**1 101**
Net income, active portfolio management	349	955	-6	-212
Net sales	630	597	155	124
Cost of goods and services sold	-622	-519	-148	-198
Operating costs	-111	-119	-25	-17
Net income - Other Operations	**246**	**914**	**-24**	**-303**
Groupwide operating costs	-51	-84	-16	-24
Operating income	**2 670**	**9 226**	**1 904**	**727**
Net financial items	-745	-580	-237	-212
Income after financial items	**1 925**	**8 646**	**1 667**	**515**
Actual tax	-254	-264	-113	73
Deferred tax	-52	-212	-85	-102
Minority interest	-9	-14	-5	-3
Net income for the period	**1 610**	**8 156**	**1 464**	**483**

INVESTOR GROUP

CONSOLIDATED BALANCE SHEET

Acquisition value method

SEK m.	2002 12/31	2001 12/31
Assets		
Equipment and real estate, etc.	1 422	1 490
Shares and participations	66 312	65 482
Receivables	1 217	1 851
Cash and short-term investments	5 361	4 345
Total assets	**74 312**	**73 168**
Shareholders' equity and liabilities		
Shareholders' equity	49 345	52 986
Provision for pensions	194	196
Loans	21 525	14 257
Other liabilities and provisions	3 248	5 729
Total shareholders' equity and liabilities	**74 312**	**73 168**

Net debt		
Cash and short-term investments[1]	5 361	3 371
Long term receivables	124	-
Loans	-21 525	-14 257
Provision for pensions	-194	-196
Total net debt	**-16 234**	**-11 082**

1) The calculation of net debt was adjusted by: since corresponding items have been included in other liabilities, which are not included in the calculation of net debt.	-	-974

CHANGES IN SHAREHOLDERS' EQUITY

Acquisition value method

SEK m.	2002 12/31	2001 12/31
Opening balance	52 986	48 782
Conversion of convertible debenture loans	-	75
Dividend to shareholders	-4 219	-4 218
Hedging of employee stock option program	-432	-96
Exchange rate difference	-600	287
Net income for the period	1 610	8 156
Closing balance	49 345	52 986

INVESTOR GROUP

CONSOLIDATED STATEMENT OF CASH FLOWS

SEK m.	2002 1/1-12/31	2001 1/1-12/31
Cash flow from operating activities		
Core Holdings		
Dividends received	1 739	2 351
New Investments and Other Holdings		
Dividends received	217	246
Active portfolio management, Other Operations and operating costs		
Payments received	35 922	85 604
Payments made	-35 685	-84 337
Cash flow from operating activities before net interest income/expense and income taxes	**2 193**	**3 864**
Interest received/paid	-712	-570
Income taxes paid	-254	-150
Cash flow from operating activities	**1 227**	**3 144**
Cash flow from investing activities		
Core Holdings		
Purchases	-4 749	-15 095
Sales	2 995	13 556
New Investments and Other Holdings		
Purchases, etc.	-6 286	-8 035
Sales	5 782	9 716
Investments in tangible fixed assets	-54	-54
Sold tangible fixed assets	71	23
Cash flow from investing activities	**-2 241**	**111**
Cash flow from financing activities		
Long-term loans raised	8 488	199
Long-term loans amortized	-1 564	-2 100
Change in short-term financial liabilities, net	344	497
Dividends paid	-4 219	-4 218
Cash flow from financing activities	**3 049**	**-5 622**
Cash flow for the period	**2 035**	**-2 367**
Liquid assets, opening balance	**3 371**	**5 723**
Translation difference in liquid assets	**-45**	**15**
Liquid assets, closing balance [1]	**5 361**	**3 371**

1) Adjusted by: since corresponding items have been included in other liabilities, which are not included in the calculation of net debt.	-	-974

APPENDIX 1 – INVESTOR'S PERFORMANCE BY SEGMENT

Performance by segment 1/1-12/31 2002

(SEK m.)	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Dividends	1 741	69	149	44		2 003
Realized result	2 530	228	-683	238		2 313
Write-downs		-1 674	577	67		-1 030
Other revenues and expenses				8		8
Operating costs	-152	-302	-8	-111	-51	-624
Operating income	**4 119**	**-1 679**	**35**	**246**	**-51**	**2 670**
Net financial items					-745	-745
Taxes and minority interest					-315	-315
Income for the period	**4 119**	**-1 679**	**35**	**246**	**-1 111**	**1 610**
Change in surplus value	-51 498	-186	-273	125	58	-51 774
Other (currency, etc.)		-439			-593	-1 032
Dividends paid					-4 219	-4 219
Effect on the change in net asset value	***-47 379***	***-2 304***	***-238***	***371***	***-5 865***	***-55 415***

Net asset value by segment 12/31 2002

	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Book value	51 901	11 537	2 692	926	-1 477	65 579
Accumulated surplus value	11 403	1 323	244	554		13 524
Net debt					-16 234	-16 234
Total net asset value	***63 304***	***12 860***	***2 936***	***1 480***	***-17 711***	***62 869***

Performance by segment 1/1-12/31 2001

(SEK m.)	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Dividends	2 351	77	169	113		2 710
Realized result	7 008	447	-458	909		7 906
Write-downs		-2 802	2 141	-67		-728
Other revenues and expenses				78		78
Operating costs	-193	-336	-8	-119	-84	-740
Operating income	**9 166**	**-2 614**	**1 844**	**914**	**-84**	**9 226**
Net financial items					-580	-580
Taxes and minority interest					-490	-490
Income for the period	**9 166**	**-2 614**	**1 844**	**914**	**-1 154**	**8 156**
Change in surplus value	-29 073	-323	-1 034	239	-58	-30 249
Other (currency, etc.)		204			-42	162
Dividends paid					-4 218	-4 218
Effect on the change in net asset value	***-19 907***	***-2 733***	***810***	***1 153***	***-5 472***	***-26 149***

Net asset value by segment 12/31 2001

	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Book value	47 617	10 901	4 376	1 634	-460	64 068
Accumulated surplus value	62 901	1 509	517	429	-58	65 298
Net debt					-11 082	-11 082
Total net asset value	***110 518***	***12 410***	***4 893***	***2 063***	***-11 600***	***118 284***

Annual General Meeting of Investor AB

Investor AB's Annual General Meeting will be held on Wednesday, April 23, 2003, at 3:00 p.m. at Stockholmsmässan (Stockholm International Fairs), Mässvägen 1, Älvsjö, Sweden.

Notification of participation can be made starting March 3, 2003

To be entitled to participate in the business of the Meeting, shareholders

must be recorded in the register of shareholders maintained by VPC AB (the Swedish Securities Register Center) on Friday, April 11, 2003, and

must notify the Company of their intention to attend the Meeting no later than 1:00 p.m. on Tuesday, April 15, 2003, by writing to Investor AB, SE-103 32 Stockholm, Sweden, or by calling +46 8 611 29 10, or by registering on Investor's website www.investorab.com.